BlackRock New York Municipal Income Trust II (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of the Registrant's Statement of Preferences of the Registrant’s Series W-7 Variable Rate Demand Preferred Shares is attached under sub-item 77Q1(a).